Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated October 28, 2024 to the Post Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-279752) of Linkers Industries Limited, relating to the audit of the consolidated statements of financial position of Linkers Industries Limited as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the two-years period ended June 30, 2024, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 28, 2024	Certified Public Accountants
PCAOB ID: 1171